UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )*

                             THE UNIMARK GROUP, INC.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    904789104
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 3, 2001
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 10 Pages
                              Exhibit Index: Page 7

                                  SCHEDULE 13D

CUSIP No. 904789104                                           Page 2 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above Persons (entities only)

                  MEXICO STRATEGIC ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                                      a.  [_]
                                                      b.  [_]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

         Number of            7          Sole Voting Power
           Shares                              6,299,959
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               6,299,959

                              10        Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                       6,299,959

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                       [_]

13       Percent of Class Represented By Amount in Row (11)

                                       45.20%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 6 to Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the "Shares"), of The Unimark Group, Inc. (the "Issuer"). This Amendment No. 6 supplementally amends the initial statement on
Schedule 13D, dated July 7, 1998, and all amendments thereto (collectively, the "Initial Statement") filed by Mexico Strategic Advisors LLC (the "Reporting Person"). This Amendment No. 6 is being filed to report that M&M Nominee L.L.C. ("M&M") has indicated an intention to acquire Shares in a rights offering to be conducted by the Issuer as described herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.   Identity and Background.

          Updated information concerning the identity and background of the members of the Board of Advisors of the Reporting Person is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

Item 4.   Purpose of Transaction.

          This Item 4 is restated in its entirety.

          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

Item 5.   Interest in Securities of the Issuer.

               (a) The Reporting Person may be deemed the beneficial owner of the 6,299,959 Shares held for the account of M&M (approximately 45.20% of the total number of Shares outstanding).

               (b) The Reporting Person (by virtue of the Advisory Contract) may be deemed to have the sole power to direct the voting and disposition of the Shares held for the account of M&M.

               (c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares since March 10, 2001 (60 days prior to the date hereof) by the Reporting Person, Madera, MSIF and/or M&M.

               (d) The members of M&M, including Madera and MSIF, have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Shares held for the account of M&M in accordance with their ownership interests in M&M.

               (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          In connection with a loan by M&M to the Issuer in the amount of $1,800,000, the Issuer executed a Promissory Note, dated as of February 15, 2001, (the "Note") (a copy of which is incorporated herein by reference as Exhibit H and incorporated herein by reference in response to this Item 6). Pursuant to the Note, the Issuer agreed to pay to M&M the principal and accrued interest on the Note upon the earlier of July 31, 2001 and a Qualified Equity Financing as defined in the Note, the net proceeds of which shall be used to pay the principal and interest on the Note. The foregoing description of the Note does not purport to be complete and is qualified in its entirety by the terms of such Note which are incorporated herein by reference.

          The Issuer is undertaking a rights offering of 10,273,972 Shares at a price of $.73 per share (the "Rights Offering"). M&M has indicated its intention, but is under no binding obligation, to purchase up to 6,849,315 Shares through the exercise of its basic subscription and over-subscription privileges. Accordingly, M&M may purchase 4,643,714 Shares through the exercise of its basic subscription privilege and up to 2,205,601 Shares through the exercise of its over-subscription privilege. Based upon the contemplated provisions of the Rights Offering as described in the Issuer's public filings, if no other shareholders exercise their subscription privileges, M&M would become the beneficial owner of approximately 63.26% of the outstanding Shares. If all the shareholders, including M&M, exercise their basic subscription privileges, M&M will remain the beneficial owner of approximately 45.20% of the outstanding Shares. As a result of M&M's current and potentially increased ownership position, M&M may have the ability to propose or implement some or all of the events listed in Item 4(a)-(j) of Schedule 13D.

          The Reporting Person reserves the right to change its intent with respect to participation in the Rights Offering, to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, MSIF, Madera, and/or M&M, market conditions or other factors.

          From time to time, the Reporting Person may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, the Reporting Person may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

          Except as set forth above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

          The Exhibit Index is incorporated herein by reference.

                                    SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date:     May 9, 2001                  MEXICO STRATEGIC ADVISORS LLC


                                       By:      /S/ MIRIAM REBLING
                                                -------------------------------
                                                Miriam Rebling
                                                Manager


                                                                                                            Page 6 of 10

                                                         ANNEX A

                                   Board of Advisors of Mexico Strategic Advisors LLC

Name/Title/Citizenship                   Principal Occupation                   Business (or Residence) Address


Mr. Fernando Chico Pardo (Mexico)        Manager of Mexico Strategic Advisors   Bosque de Alisos, No. 47A, 3rd Floor
                                         LLC and Partner of Promecap, S. C.     Colonia Bosques de las Lomas
                                                                                05120 Mexico, Distrito Federal

Mr. Frederico Chavez Peon Mijares        Associate of Promecap, S. C.           Bosque de Alisos, No. 47A, 3rd Floor
(Mexico)                                                                        Colonia Bosques de las Lomas
                                                                                05120 Mexico, Distrito Federal

Mr. Gary Gladstein                       Senior Consultant to Soros Fund        888 Seventh Avenue, 33rd Floor
(United States)                          Management LLC                         New York, NY 10106

Mr. Richard Katz                         Private Investor                       Villa La Sirena, Vico dell'
(England)                                                                       Olivetta 12, 18039 Mortola
                                                                                Inferiore, Ventimiglia, Italy
                                                                                (Residence)

To the best of the Reporting Person's knowledge

               (a)  None of the above persons hold any Shares;


               (b)  None of the above persons has any contracts,  arrangements,  understandings  or  relationships  with respect to the Shares.



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

H.        Promissory  Note,  dated as of  February  15,  2001,  by and
          between The Unimark  Group,  Inc.  and M&M  Nominee,  L.L.C..    8

                                    EXHIBIT H


                                 PROMISSORY NOTE

US$ $1,800,000.00                                              February 15, 2001

                                    ARTICLE I
                               PAYMENT OBLIGATION
                               ------------------

          FOR VALUE RECEIVED, the undersigned The UniMark Group, Inc., a Texas corporation ("Maker"), promises to pay to the order of M & M Nominee, LLP
("Payee"), the sum of One Million Eight Hundred Thousand Dollars (US $1,800,000.00), together with interest on the unpaid principal balance from time to time outstanding at a rate per annum equal to twelve percent (12%). The principal of and accrued interest on this Note shall be due and payable in lawful money of the United States on the earlier of (a) July 31, 2001 or (b) a Qualified Equity Financing (as defined below). As used herein a "Qualified Equity Financing" shall mean the sale by Maker of equity securities or debt securities, which may be convertible into equity securities of Maker, with net proceeds to Maker in amount equal to the outstanding principal amount of this Note.

          Maker shall have the right to prepay the principal of this Note in full or in part at any time and from time to time without premium or penalty, provided, however, that accrued interest shall be due and payable contemporaneously with such prepayment of principal.

                                   ARTICLE II
                              AFFIRMATIVE COVENANTS
                              ---------------------

          So long as any of the principal of and accrued interest of this Note is outstanding, or until the Payee consents to the contrary and the Maker receives prior written approval to the contrary from the Payee, Maker will comply, or cause compliance, with each of the following covenants:

          1.        Qualified  Equity  Financing.  Maker will pursue a Qualified
                    ----------------------------
Equity Financing as soon as practical and to use the net proceeds from such financing to immediately prepay the principal of, and accrued interest under, of this Note in full.

          2.        Limitation on Senior Indebtedness.  Maker will not incur any
                    ---------------------------------
indebtedness senior in right of payment to the prior payment in full in cash of the outstanding principal of and accrued interest on the Note, except for (a) indebtedness of the Maker owed on the date hereof and interest accruing thereon or (b) to provide working capital necessary for the proper conduct of the Maker's business.

                                   ARTICLE III
                                EVENTS OF DEFAULT
                                -----------------

          The following shall constitute Events of Default ("Event(s) of Default"):

          1. default in making due and punctual payment of the principal of the Note, or any interest accrued thereon, when and as such payment shall become due and payable, whether at maturity or by acceleration or otherwise if such payment is not made within five (5) days of written notice received by Maker specifying such default;

          2. the failure by Maker to comply with the covenants set forth in Article II of this Note; or

          3.        the sale by Maker of all or substantially all of its assets;
                    or

          4. the filing by Maker of a petition instituting any state or federal insolvency, bankruptcy, reorganization, arrangement, composition, or other debtor relief proceeding or the petition of or application to any tribunal for a receiver or trustee for itself or for any substantial part of any of its property.

          If an Event of Default occurs, then and in any such case Payee may declare the outstanding principal amount of the Note to be due and payable immediately, upon written notice to Maker and, upon any such declaration, the outstanding principal amount of the Note, and the interest accrued thereon, together with all costs of collection, including reasonable attorneys' fees if collected by law or though an attorney at law, shall immediately become due and payable.

                                   ARTICLE IV
                                     GENERAL
                                     -------

          1.        Notices.  Any notice or demand given hereunder by the holder
                    -------
hereof must be in writing to be effective and shall be deemed to have been given and received (a) when actually delivered to the address of the party to be notified if delivered in person, or (b) if mailed, on the earlier of the date actually delivered to the address of the party to be notified or (whether ever so delivered or not) on the third Business Day (hereinafter defined) after it is enclosed in an envelope, addressed to the party to be notified, properly stamped, sealed, and deposited in the United States mail, certified mail, return receipt requested. As used herein, "Business Day" means every day other than a
                                      ------------
Saturday, Sunday, or legal holiday in Dallas, Texas.

          2.        Renunciation.  Maker hereby renounces to any presentation of
                    ------------
this promissory note and to any notice or refusal, protest or notice of protest and to delay of grace.

          3.        Binding  Arbitration.  The  parties  hereto  agree  that any
                    --------------------
dispute pertaining to this Note and the transactions contemplated hereby must be submitted to the American Arbitration Association in Dallas, Texas for binding arbitration.

          IN WITNESS WHEREOF, the undersigned have executed this Note as of the date first above written.


MAKER:

THE UNIMARK GROUP, INC.

By:      /s/ David E. Ziegler
         -----------------------------------
         Name:    David E. Ziegler
                  --------------------------
         Title:   Chief Executive Officer
                  --------------------------